The Board of Directors
CGI Systems, Inc.:

We consent to the inclusion of our report dated January 9, 1997, with respect to the balance sheets of CGI Systems, Inc. as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the Form 8-K of Alternative Resources Corporation dated January 21, 1998.

Leon Constantine & Co.


New York, New York
January 21, 1998